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                                                                 EXHIBIT (a)(11)


Tuesday December 8, 12:52 am Eastern Time

Company Press Release

SOURCE: Global TeleSystems Group, Inc.

GTS and Esprit Telecom Announce Proposed $4.1
Billion Combination

The combined group is expected to have:

-- A market capitalization of approximately $4.1 billion -- Latest quarter annualized consolidated revenues of approximately $482 million -- Approximately 3,000 employees -- Over 35,000 business customers in Western Europe -- A network with 9,200 route kilometers of high capacity, broadband fiber-transmission facilities in service today -- A broad portfolio of business telecommunications services -- Operations in 11 countries in Western Europe

MCLEAN, Va., and LONDON, Dec. 8 /PRNewswire/ -- Global TeleSystems Group, Inc. (GTS) (Nasdaq and Easdaq: GTSG) and Esprit Telecom Group plc (Esprit Telecom) (Nasdaq: ESPRY; Easdaq: ESPR) announced today that they have agreed on the terms of a proposed offer by GTS to purchase all the outstanding shares of Esprit Telecom and that holders of 65% of the voting shares of Esprit Telecom have irrevocably agreed to accept the offer. In addition, the board of directors of GTS and Esprit Telecom intend unanimously to recommend the proposed offer to shareholders of their respective companies.

The combination of GTS and Esprit Telecom will assist both companies in their mutual goals of becoming the pre-eminent providers of carriers' carrier and business communications services throughout Europe. Together, GTS and Esprit Telecom will have the largest independent cross border carriers' carrier network in Europe and will have an extensive sales force in 11 countries in Western Europe.

The proposed offer is to exchange 0.89 shares of GTS for each Esprit Telecom American Depositary Share (ADS). Based on GTS's closing common stock price of $41.75 on December 7, 1998, this proposed offer values each Esprit Telecom ADS at $37.16 and represents a 22.8% premium to its closing price on December 7, 1998.


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The making of the offer is subject to certain pre-conditions, including the consent of Esprit Telecom bond holders to waive the change of control provisions in the Esprit Telecom debt instruments. The proposed offer is expected to close in the first half of 1999, subject to satisfaction of the pre-conditions, acceptance of the offer by holders of more than 90% of the Esprit Telecom shares (or, at GTS's discretion, any percentage greater than 50%) GTS shareholder approval and fulfillment of other customary conditions.

The boards of GTS and Esprit Telecom believe their businesses are complementary and that a range of economic, strategic and operational benefits will arise from combining them.

GTS believes the combination will be cash earnings per share accretive (where cash earnings is defined as net income excluding non-cash items) in the medium term. The companies expect that this transaction will be accounted for as a pooling of interests.

GTS is dedicated to serving three large telecommunications market segments within Western Europe: business telecommunications services, carriers' carrier services and competitive local exchange carrier (CLEC) services providing voice, data and Internet Protocol (IP) based services. Esprit Telecom, one of the leading independent providers of business and carriers' carrier telecommunications services in Europe, will greatly enhance the combined company's position as a leader in the first two of these rapidly growing European markets. GTS has also acquired several other companies including Ebone A/S (an internet transport service provider) and NetSource Europe ASA (a long distance provider), to augment its presence in Europe.

The combined group will have (i) presence in 19 countries throughout Europe; (ii) increased network capacity and resilience; (iii) 500 person sales force, one of the largest among independent telecommunications companies in Europe; (iv) ability to provide a wide array of service offerings; and (v) increased management depth. Furthermore, the combined group expects to benefit from reduced network operations costs, reduced administrative costs, and capital expenditure savings.

Esprit Telecom has operations in seven countries and nine major switch sites. Together with NetSource Europe ASA, recently acquired by GTS, this will give the combined group has a presence in Europe in the UK, Germany, France, Italy, Spain, the Netherlands, Belgium, Ireland, Denmark, Sweden, Norway, Austria, Switzerland, the Czech Republic, Hungary, Poland, Slovakia, Ukraine and Russia. This pan-European presence provides an immediate critical mass to GTS's existing GTS Business Services -- Western Europe unit, as well as providing an effective platform for entry and a built-in potential customer base for GTS's CLEC business, GTS Access Services. Both GTS Business Services -- Western Europe and GTS Access Services -- intend to lease transport capacity from Hermes Europe Railtel B.V. under terms no more favorable than those offered to unaffiliated telecommunications providers.

GTS believes this combination should strengthen its position as the most developed pan-European carriers' carrier, with a presence in 12 countries and 20 cities throughout Europe and an operational 9,200 route kilometer



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network. By the end of 1999, the Hermes Europe Railtel B.V. network is planned to be deployed in 16 countries and 45 cities, totaling 18,000 route kilometers.

David Oertle, CEO of Esprit Telecom, will remain with Esprit Telecom through the transition. He will continue to work with Esprit Telecom towards its successful integration within GTS. At the same time, Mr Oertle will assume a senior advisory role working directly with Gerald W. Thames, GTS's President and CEO, as a key contributor to the development of the corporation's strategic vision and goals. Roy Merritt, CFO of Esprit Telecom, Hans-Peter Kohlhammer, Group Managing Director of Sales and Marketing, Jim Reynolds, Chief Operations Officer, Michael Potter, Chief of Staff and David Reibel, General Counsel and Director of Corporate Affairs, will continue in their current roles within Esprit Telecom. Walter Anderson, the former Chairman of Esprit Telecom, has agreed to serve as a special consultant to the GTS board of Directors.

Bear, Stearns International Limited is acting as financial advisor to GTS. Lehman Brothers International (Europe) is acting as financial advisor to Esprit Telecom on this acquisition.

About GTS

GTS is a leading independent owner and operator of telecommunications companies throughout Europe. GTS has five primary lines of business: GTS Carrier Services, which provides cross-border transport in Europe to other telecommunications companies; GTS Access Services, which provides facilities-based access services to businesses throughout Europe; GTS Business Services -- Western Europe, which offers voice, data, Internet and other telecommunications services to businesses; GTS Business Services -- Commonwealth of Independent States (CIS), where GTS is an alternative provider of high quality telecommunications services in Moscow, Kiev, St. Petersburg and other cities in Russia and the CIS; and GTS Mobile Services -- CIS, which operates cellular businesses in Russia and Ukraine. Headquartered in the metropolitan Washington DC area, GTS's affiliates have offices in London, Brussels, Moscow, Budapest, Kiev, Prague and Paris.

About Esprit Telecom

Founded in 1992, Esprit Telecom is a facilities-based provider of international and national telecommunications services with network and sales office infrastructure in 30 cities in eight countries in Europe generating a run rate of over one billion minutes of traffic per annum. Esprit Telecom Networks Limited, an independent operations subsidiary of Esprit Telecom, is currently building a 9,000 route kilometer SDH and DWDM fiber optic network through six European countries. Esprit Telecom also has links to Washington and New York via a transatlantic circuit owned by other carriers.

This press release includes forward-looking statements that involve risk and uncertainty. Although each company believes its respective expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such projections will be fulfilled. Any such forward-looking statement must be considered along with



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knowledge that actual events or results may vary materially from such predictions due to, among other things, political, economic or legal changes in the markets in which GTS or Esprit Telecom, as the case may be, does business, competitive developments or risks inherent in each company's business plan. Readers are referred to the documents filed by GTS and Esprit Telecom with the US Securities Exchange Commission, specifically the most recent reports filed under the Securities Act of 1933 and the Securities Exchange Act of 1934, which identify important risk factors.

SOURCE: Global TeleSystems Group, Inc.